Form N-SAR,
Sub-Item 77Q1(d)
Copies of any constituent
instruments defining the
rights of shareholders

Nuveen Quality Municipal Income Fund f/k/a
Nuveen Dividend Advantage Municipal Fund
811-09297

The rights of the holders of each series of Preferred securities are described in the Statements Establishing and Fixing the Rights and Preferences. The registrant established five new series of Preferred Securities in connection with reorganization of funds into the Registrant. These instruments are incorporated by reference to this Sub-Item 77Q1(d) the Form of which can be found in the SEC filing on Form DEF 14A on May 4, 2016, Accession No.
0001193125-16-575439.